

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 21, 2017

Sonu Ram
Chief Executive Officer
Cosmo Ventures Inc.
VPO - Bham Distt, Hoshiarpur Tehsil Ghars
Punjab, India 14613

> **Re: Cosmo Ventures Inc.**
> **Form 10-K for the fiscal year ended March 31, 2017**
> **Filed August 21, 2017**
> **File No. 333-188873**

Dear Mr. Ram:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2017

Cover Page

1. The facing page of your annual report on Form 10-K for the fiscal year ending March 31, 2017 states that your common stock is registered under Section 12(b) of the Exchange Act. In future filings, please remove this language as your EDGAR reporting history does not reflect registration of your common stock under Section 12(b) or 12(g) of the Exchange Act. Please also provide the disclosure required pursuant to Item 201(b) of Regulation S-K.

Item 9A. Controls and Procedures, page 11

2. We note the conclusion of management that your internal control over financial reporting was not effective as of March 31, 2017. Please tell us if you also concluded that

disclosure controls and procedures were not effective as of March 31, 2017. In future filings, please ensure that you separately state your conclusions regarding the effectiveness of your disclosure controls and procedures and the effectiveness of your internal control over financial reporting. Please refer to Items 307 and 308 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products